Exhibit 99.1

HUAZHU GROUP LIMITED

HUAZHU GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(RMB in millions, except share and per share data, unless otherwise stated)

	As of December 31,	As of March 31,
	2019	2020	2020
			US$’million (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	3,234	1,800	254
Restricted cash	10,765	1,675	237
Short-term investments measured at fair value	2,908	1,539	217
Accounts receivable, net of allowance of RMB17 and RMB21 as of December 31, 2019 and March 31, 2020, respectively	218	405	57
Loan receivables-current, net	193	222	31
Amounts due from related parties	182	220	31
Inventories	57	90	13
Other current assets, net	699	859	121
Total current assets	18,256	6,810	961
Property and equipment, net	5,854	6,471	914
Intangible assets, net	1,662	5,854	827
Operating lease right-of-use assets	20,875	29,567	4,176
Finance lease right-of-use assets	—	1,776	251
Land use rights, net	215	213	30
Long-term investments, including marketable securities measured at fair value of nil as of December 31, 2019 and March 31, 2020, respectively	1,929	1,920	271
Goodwill	2,657	5,339	754
Loan receivables, net	280	297	42
Other assets, net	707	672	95
Deferred tax assets	548	759	107
Total assets	52,983	59,678	8,428

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	8,499	5,782	816
Accounts payable	1,176	1,143	161
Amounts due to related parties	95	77	11
Salary and welfare payables	491	547	77
Deferred revenue	1,179	1,230	174
Operating lease liabilities, current	3,082	3,388	478
Finance lease liabilities, current	—	23	3
Accrued expenses and other current liabilities	1,856	1,330	188
Dividends payable	678	—	—
Income tax payable	231	168	24
Total current liabilities	17,287	13,688	1,932

Long-term debt	8,084	7,810	1,103
Operating lease liabilities, non-current	18,496	27,618	3,900
Finance lease liabilities, non-current	—	2,168	306
Deferred revenue	559	546	77
Other long-term liabilities	566	659	93
Retirement benefit obligations	—	126	18
Deferred tax liabilities	491	1,787	253
Total liabilities	45,483	54,402	7,682
Commitments and contingencies (Note 21)
Equity:
Ordinary shares (US$0.0001 par value per share; 8,000,000,000 shares authorized; 299,424,485 and 299,952,102 shares issued as of December 31, 2019 and March 31, 2020, and 285,902,609 and 286,430,226 shares outstanding as of December 31, 2019 and March 31, 2020, respectively)	0	0	0
Treasury shares (3,096,764 shares as of December 31, 2019 and March 31, 2020, respectively)	(107)	(107)	(15)
Additional paid-in capital	3,834	3,863	546
Retained earnings	3,701	1,559	220
Accumulated other comprehensive income (loss)	(49)	(115)	(16)
Total Huazhu Group Limited shareholders’ equity	7,379	5,200	735
Noncontrolling interest	121	76	11
Total equity	7,500	5,276	746
Total liabilities and equity	52,983	59,678	8,428

HUAZHU GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(RMB in millions, except share and per share data, unless otherwise stated)

	Three Months Ended March 31,
	2019	2020	2020
	(Unaudited)		US$’million (Note 2)

Revenues:
Leased and owned hotels	1,706	1,516	214
Manachised and franchised hotels	663	465	66
Others	18	32	4
Net revenues	2,387	2,013	284
Operating costs and expenses:
Hotel operating costs	1,735	2,377	336
Other operating costs	7	8	1
Selling and marketing expenses	77	146	21
General and administrative expenses	206	316	45
Pre-opening expenses	104	111	16
Total operating costs and expenses	2,129	2,958	419
Other operating (expenses) income, net	6	88	13
Income(loss) from operations	264	(857)	(122)
Interest income	33	29	4
Interest expense	77	137	19
Other income(expense), net	65	(102)	(14)
Unrealized gains (losses) from fair value changes of equity securities	(90)	(1,003)	(142)
Foreign exchange gain (loss)	(32)	(58)	(8)
Income (loss) before income taxes	163	(2,128)	(301)
Income tax expense (benefit)	31	(30)	(4)
Income (loss) from equity method investments	(33)	(60)	(8)
Net income(loss)	99	(2,158)	(305)
Less: net (loss) income attributable to noncontrolling interest	(7)	(23)	(4)
Net income (loss) attributable to Huazhu Group Limited	106	(2,135)	(301)

Other comprehensive income
Gain arising from defined benefit plan, net of tax nil (unaudited) and 0.1 for the three months ended March 31, 2019 (unaudited) and 2020, respectively	—	3	0
Foreign currency translation adjustments, net of tax of nil for three months ended March 31, 2019 and 2020, respectively	93	(69)	(9)
Comprehensive income (loss)	192	(2,224)	(314)
Less: comprehensive (loss) income attributable to the noncontrolling interest	(7)	(23)	(4)
Comprehensive income (loss) attributable to Huazhu Group Limited	199	(2,201)	(310)

Earnings(loss) per share:
Basic	0.37	(7.46)	(1.05)
Diluted	0.36	(7.46)	(1.05)
Weighted average number of shares used in computation:
Basic	283,251,520	286,013,704	286,013,704
Diluted	293,449,989	286,013,704	286,013,704

HUAZHU GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(RMB in millions, except share and per share data, unless otherwise stated)

	Ordinary Shares			Treasury Shares				Accumulated Other
	Issued shares	Outstanding shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Comprehensive (Loss) Income	Noncontrolling Interest	Total Equity
(Unaudited)
Balance at January 1, 2019	296,597,888	283,076,012	0	3,096,764	(107)	3,713	2,610	(42)	145	6,319
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	815,022	815,022	0	—	—	4	—	—	—	4
Share-based compensation	—	—	—	—	—	26	—	—	—	26
Net income	—	—	—	—	—	—	106	—	(7)	99
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	—	(1)	(1)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	6	6
Foreign currency translation adjustments	—	—	—	—	—	—	—	93	—	93
Balance at March 31, 2019	297,412,910	283,891,034	0	3,096,764	(107)	3,743	2,716	51	143	6,546

	Ordinary Shares			Treasury Shares				Accumulated Other
	Issued shares	Outstanding shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Comprehensive (Loss) Income	Noncontrolling Interest	Total Equity

Balance at December 31, 2019	299,424,485	285,902,609	0	3,096,764	(107)	3,834	3,701	(49)	121	7,500
Cumulative effect of the adoption of ASU 2016-13	—	—	—	—	—	—	(7)	—	—	(7)
Balance at January 1, 2020	299,424,485	285,902,609	0	3,096,764	(107)	3,834	3,694	(49)	121	7,493
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	527,617	527,617	0	—	—	0	—	—	—	0
Share-based compensation	—	—	—	—	—	29	—	—	—	29
Net income (loss)	—	—	—	—	—	—	(2,135)	—	(23)	(2,158)
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	—	(1)	(1)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	0	0
Acquisition of noncontrolling interest	—	—	—	—	—	—	—	—	(22)	(22)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(69)	—	(69)
Noncontrolling interest recognized from partial disposal	—	—	—	—	—	—	—	—	1	1
Pension liability adjustment	—	—	—	—	—	—	—	3	—	3
Balance at March 31, 2020	299,952,102	286,430,226	0	3,096,764	(107)	3,863	1,559	(115)	76	5,276

HUAZHU GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB in millions, unless otherwise stated)

	Three Months Ended March 31,
	2019	2020	2020
	(Unaudited)		US$’million (Note 2)
Operating activities:
Net income (loss)	99	(2,158)	(305)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation	26	29	4
Depreciation and amortization	231	321	45
Amortization of issuance cost of convertible senior notes and upfront fee of bank borrowings	6	15	3
Deferred taxes	5	(47)	(7)
Bad debt expenses	(2)	13	2
Loss (gain) from disposal of property and equipment	—	(2)	(0)
Impairment loss	—	102	14
Loss (income) from equity method investments, net of dividends	33	60	8
Investment (income) loss	77	1,088	154
Interest accretion for finance lease	—	9	1
Noncash lease expense	339	545	77
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(29)	43	6
Inventories	(0)	(3)	(0)
Amounts due from related parties	(20)	(34)	(5)
Other current assets	2	(51)	(7)
Other assets	(26)	(62)	(9)
Accounts payable	(19)	(133)	(19)
Amounts due to related parties	5	(29)	(4)
Salary and welfare payables	(167)	(21)	(3)
Deferred revenue	69	(202)	(29)
Accrued expenses and other current liabilities	38	(696)	(98)
Operating lease liabilities	(360)	(46)	(6)
Income tax payable	(183)	(94)	(13)
Other long-term liabilities	23	7	1
Net cash provided by (used in) operating activities	147	(1,346)	(190)

Investing activities:
Purchases of property and equipment	(384)	(483)	(68)
Purchases of intangibles	—	(1)	(0)
Acquisitions, net of cash received	(36)	(5,056)	(714)
Proceeds from disposal of subsidiary and branch, net of cash disposed	(0)	3	1
Proceeds from maturity/sale and return of long-term investments	188	336	47
Payment for shareholder loan to equity investees	(27)	—	—
Payment for the origination of loan receivables	(159)	(58)	(8)
Proceeds from collection of loan receivables	40	24	3
Net cash (used in) investing activities	(378)	(5,235)	(739)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	1	0	0
Proceeds from short-term bank borrowings	949	800	113
Repayment of short-term bank borrowings	(632)	(112)	(16)
Proceeds from long-term bank borrowings	1695	—	—
Repayment of long-term bank borrowings	(1,551)	(3,902)	(551)
Repayment of funds advanced from noncontrolling interest holders	(3)	(2)	(0)
Acquisitions of noncontrolling interest	—	(22)	(3)
Contribution from noncontrolling interest holders	6	0	0
Proceeds from long-term finance liabilities (failed SLB)	—	36	5
Repayment of long-term finance liabilities (failed SLB)	—	(7)	(1)
Dividends paid to noncontrolling interest holders	(1)	(1)	(0)
Dividends paid	(658)	(677)	(96)

Principal payments of finance lease	—	(6)	(1)

HUAZHU GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(RMB in millions, unless otherwise stated)

	Three Months Ended March 31,
	2019	2020	2020
	(Unaudited)		US$’million (Note 2)
Net cash (used in) provided by financing activities	(194)	(3,893)	(550)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(2)	(50)	(7)
Net increase in cash, cash equivalents and restricted cash	(427)	(10,524)	(1,486)
Cash, cash equivalents and restricted cash at the beginning of the year/period	4,884	13,999	1,977
Cash, cash equivalents and restricted cash at the end of the year/period	4,457	3,475	491
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	82	87	12
Income taxes paid	207	112	16
Cash paid for amounts included in the measurement of operating lease liabilities	775	459	65
Cash paid for amounts included in the measurement of finance lease liabilities	—	18	3
Non-cash right-of-use assets obtained in exchange for operating lease liabilities	1,916	628	89

Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	591	790	112
Consideration payable for business acquisition	44	11	2
Purchase of intangible assets included in payables	4	4	1

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance sheets that sum to the total of the same such amounts shown in the statements of cash flows.

	Three Months Ended March 31,
	2019	2020	2020
	(Unaudited)		US$’million (Note 2)
Cash and cash equivalents	3,840	1,800	254
Restricted cash	617	1,675	237
Total Cash and cash equivalents, and restricted cash shown in the statement of cash flows	4,457	3,475	491

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

1.             ORGANIZATION AND PRINCIPAL ACTIVITIES

The Company was incorporated in the Cayman Islands under the laws of the Cayman Islands on January 4, 2007. The principal business activities of the Company and its subsidiaries and consolidated variable interest entities (the “Group”) are to develop leased and owned, manachised and franchised hotels mainly in the People’s Republic of China (“PRC”).

On January 2, 2020, the Group completed the acquisition of 100% equity interest of Steigenberger Hotels Aktiengesellschaft Germany (“Deutsche Hospitality” or “DH”) with the aggregated consideration of EUR720 million. Deutsche Hospitality was engaged in the business of leasing, franchising, operating and managing hotels under five brands in the midscale and upscale market in Europe, the Middle East and Africa.

Leased and owned hotels

The Group leases hotel properties from property owners or purchases properties directly and is responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, the Group is responsible for hotel development and customization to conform to the standards of the Group brands at the beginning of the lease or the construction, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease or the land and building certificate.

As of December 31, 2019 and March 31, 2020, the Group had 688 and 756 leased and owned hotels in operation, respectively.

Manachised and franchised hotels

Typically the Group enters into certain franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to the hotel renovation and operation. Those hotels are classified as manachised hotels. Under typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, the majority of which are equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. The term of the franchise and management agreements are typically eight to ten years for legacy Huazhu and 15 to 20 years for manachised hotels and 10 to 15 years for franchised hotels under legacy Deutsche Hospitality and are renewable upon mutual agreement between the Group and the franchisee. The Group also has some franchised hotels in which cases the Group does not provide a hotel general manager. As of December 31, 2019 and March 31, 2020, the Group had 4,519 and 4,820 manachised hotels in operation and 411 and 377 franchised hotels in operation, respectively.

2.             SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission, regarding interim financial reporting, and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operation results. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group’s consolidated financial statements as of and for the year ended December 31, 2019.

Basis of consolidation

The consolidated financial statements includes the financial statements of the Company, its majority-owned subsidiaries and consolidated variable interest entities (the “VIEs”). All intercompany transactions and balances are eliminated on consolidation.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Basis of consolidation - continued

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to generate cash flows from operations, and the Group’s ability to arrange adequate financing arrangements, to support its working capital requirements.

Due to the outbreak of COVID-19, the Group’s businesses have been significantly impacted and began to experience operating losses and negative operating cash flows in the first quarter of 2020. The Group had a net loss attributable to the Company of RMB2,135 and a net cash outflows from operating activities of RMB1,346 for the three months ended March 31, 2020. The net current liabilities was RMB6,878 as of March 31, 2020. As of March 31, 2020, the Group had cash and cash equivalents and restricted cash of RMB3,475.

With China’s significant efforts in containing the spread of COVID-19, domestic travel is gradually rebuilding with eased travel restrictions and national policy for resuming production and work. As of June 30, 2020 approximately 96% of legacy Huazhu’s hotels (excluding hotels under governmental requisition) had resumed operations with an occupancy rate of approximately 83%. In addition, due to the German government’s effective measures and the employees’ great efforts, as of the end of June, 2020, 79% of hotels under Deutsche Hospitality have resumed operations.

The Group obtained waiver from certain financial covenants for its bank loans covenants under which the original financial covenants will not be applicable until the six-month period ending June 30, 2021. The Group issued convertible senior notes in May 2020 with gross proceeds of US$500 million, and also had unutilized credit facilities of approximately RMB5,300 as of June 30, 2020 to support its operations. The Group regularly monitor its current and expected liquidity requirements to ensure that it maintain sufficient cash balances to meet its liquidity requirements in the short and long term. Based on Group cash flow projections from operating activities, existing cash and cash equivalents, current assets, convertible senior notes issued in May 2020 and available bank facilities, the management believes there is no substantial doubt about the Group’s ability to continue as a going concern.

Variable Interest Entities

The Group evaluates the need to consolidate certain variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

The Company is deemed as the primary beneficiary of and consolidates variable interest entities when the Company has the power to direct the activities that most significantly impact the economic success of the entities and effectively assumes the obligation to absorb losses and has the rights to receive benefits that are potentially significant to the entities.

As of December 31, 2019, and March 31, 2020, the Group consolidated eight entities under VIE model, and the assets and liabilities of the consolidated VIEs are immaterial to the Group’s consolidated financial statements.

The Group evaluates its business activities and arrangements with the entities that operate the manachised and franchised hotels and the funds that it serves as general partner or fund manager to identify potential variable interest entities. Generally, these entities that operate the manachised and franchised hotels qualify for the business scope exception, therefore consolidation is not appropriate under the variable interest entity consolidation guidance. For the disclosure of significant non-consolidated variable interest entities, see Note 7 Investments.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives and impairment of property and equipment and intangible assets, valuation allowance of deferred tax assets, purchase price allocation, impairment of goodwill, fair value measurement and impairment of investments, share-based compensation, obligations related to the pension plans, estimates involved in the accounting for its customer loyalty program, contingent liabilities and incremental borrowing rate used to measure lease liabilities.

Investments

Investments represent equity-method investments, equity investments with readily determinable fair values, equity investments without readily determinable fair values and available-for-sale debt securities.

The Group accounts for equity investment in entities with significant influence under equity-method accounting. Under this method, the Group’s pro rata share of income (loss) from investment is recognized in the consolidated statements of comprehensive income. Dividends received reduce the carrying amount of the investment. When the Group’s share of loss in an equity-method investee equals or exceeds its carrying value of the investment in that entity, the Group continues to report its share of equity method losses in the statements of comprehensive income to the extent of and as an adjustment to the carrying amount of its other investments in the investee. Equity-method investment is reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Group to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized in other expense when a decline in value is deemed to be other-than- temporary.

Investments in equity securities that have readily determinable fair values (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are measured at fair value, with unrealized gains and losses from fair value changes recognized in net income in the consolidated statements of comprehensive income.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Investments - continued

Investments in equity securities without readily determinable fair values are measured at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the amount by which the carrying value exceeds the fair value of the investment.

Debt securities that the company has no intent to hold till maturity or may sell the security in response to the changes in economic conditions are classified as available-for-sale debt securities. Available-for-sale debt securities are reported at fair value, with unrealized gains and losses (other than impairment losses) recognized in accumulated other comprehensive income or loss. Realized gains and losses on debt securities are recognized in the net income in the consolidated statements of comprehensive income. Before the adoption of Accounting Standards Update (“ASU “) 2016-13 the amount of the total impairment related to the credit loss was recognized in the income statement and the amount related to all other factors is recognized in other comprehensive income, net of applicable taxes, and the impairment losses recognized in the income statement cannot be reversed for any future recoveries. After the adoption of ASC 326 on January 1, 2020, credit-related impairment is measured as the difference between the debt security’s amortized cost basis and the present value of expected cash flows and is recognized as an allowance on the balance sheet with a corresponding adjustment to earnings. The allowance should not exceed the amount by which the amortized cost exceeds fair value.

Considering the continuing deteriorating business performance of two of the equity method investments due to the impact from COVID-19, the Group recorded an impairment of RMB92 for the three months ended March 31, 2020. No other impairment was recorded during the three months ended March 31, 2019

Accounts receivable, loan receivables and other financial assets

Accounts receivable, net

Accounts receivable mainly consist of franchise fee receivables, amounts due from corporate customers, travel agents, hotel guests and credit card receivables, which are recognized and carried at the original invoice or accrued amount less an allowance for credit losses. Before the year 2020, the Group established an allowance for doubtful accounts primarily based on the aging of the receivables and factors surrounding the credit risk of specific customers. The Group recognized RMB2 (unaudited) bad debt in the three months ended March 31, 2019. After the adoption of ASU 2016-13 Financial instruments- credit losses on January 1, 2020, the accounts receivable balance reflects invoiced and accrued revenue and is presented net of an allowance for credit losses. The Group establishes current expected credit losses (“CECL”) for pools of assets with similar risk characteristics by evaluating historical levels of credit losses, current economic conditions that may affect a customer’s ability to pay, and creditworthiness of significant customers. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. The Group mainly focuses on historical collection experience and considering on aging or specific customer circumstance.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Accounts receivable, loan receivables and other financial assets - continued

Loan receivables, net

The Group primarily entered into entrusted loan agreements with certain franchisees with the typical terms to be two to three years and annual interest rates ranging from 8.0% to8.5%, and with other un-related third-parties with the annual interest rates ranging from6% to 15%. Loan receivables are measured at amortized cost with interest accrued based on the contract rate. The Group classified loan receivables as long-term or short-term investments according to their contractual maturity or expected holding time. The Group evaluates the credit risk associated with the loans, and estimates the cash flow expected to be collected over the life of loans on an individual basis based on the Group’s past experiences, the borrowers’ financial position, their financial performance and their ability to continue to generate sufficient cash flows. A credit allowance will be established for the loans unable to collect. As a result of the assessment, the Group recorded a valuation allowance of nil, nil, RMB4 and nil (unaudited) in the years ended December 31, 2017, 2018 and 2019, and the three months ended March 31, 2019 respectively. Before the year 2020, the Group evaluates the credit risk associated with the loans, and estimates the cash flow expected to be collected over the life of loans on an individual basis on the group’s past experience, the borrowers’ financial position, their financial performance and their ability to continue to generate sufficient cash flows. A valuation allowance will be established for the loans unable to collect. After the adoption of ASU 2016-13, the Group estimates the CECL based on the expectation of future economic conditions, historical collection experience and a loss-rate approach whereby the allowance is calculated using the probability of default and recovery rates and multiplying it by the asset’s amortized cost at the balance sheet date. As a result of the assessment, the Group recorded a credit allowance of RMB2 for three months ended March 31, 2020.

Additionally, the Group records an allowance on other forms of financial assets, including other current assets, other assets and amounts due from related parties with the similar approach of accounts receivable, which are immaterial to the consolidated financial statements.

The table below shows a summary of allowance for credit losses for the three months ended March 31, 2020.

Allowance for Credit Losses

March 31, 2020
Balance as of December 31, 2019	26
Adoption of CECL	7
Adjusted balance as of January 1, 2020	33
Write-offs	(1)
Recoveries	0
Provision for losses	13
Balance as of the end of period	45

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation. The renovations, betterments and interest cost incurred during construction are capitalized. Depreciation of property and equipment is provided using the straight line method over their expected useful lives. The expected useful lives are as follows:

Leasehold improvements	Shorter of the lease term or their estimated useful lives
Buildings	20-40 years
Furniture, fixtures and equipment	1-20 years
Motor vehicles	5 years

Construction in progress represents leasehold improvements and property under construction or being installed and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to leasehold improvements and depreciation commences when the asset is ready for its intended use.

Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statements of comprehensive income as the difference between the net sales proceeds and the carrying amount of the underlying asset.

Intangible assets, net

Intangible assets consist primarily of brand name, master brand agreement, non-compete agreements, franchise or manachised agreements and favorable leases acquired in business combinations before the adoption of ASC Topic 842, Leases (“ASC 842”) and purchased software. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets, including brand name, master brand agreement, non-compete agreements, franchise agreements, favorable lease agreements and other intangible assets acquired from business combination are recognized and measured at fair value upon acquisition.

The favorable lease agreements and unfavorable lease agreements in which the Group acts as a lessee were reclassified to operating lease right-of-use assets on January 1, 2019, upon adoption of ASC 842, Leases, which are amortized combining with operating lease right-of-use assets over remaining operating lease terms. The favorable lease agreements in which the Group acts as a lessor were accounted as intangible assets as before, which are amortized over remaining operating lease terms.

Non-compete agreements and franchise agreements are amortized over the expected useful life and remaining franchise contract terms respectively. Purchased software is stated at cost less accumulated amortization.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Intangible assets, net - continued

Intangible assets with finite useful lives are amortized using the straight-line method over their respective estimated useful lives over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. These estimated useful lives are generally as follows:

Franchise agreements	remaining contract terms from 10 to 20 years
Non-compete agreements	2 - 10 years based on specified non-compete period
Favorable lease agreements acquired before the adoption of ASC 842	remaining lease terms from one to 20 years
Purchased software	3 - 10 years based on the estimated usage period
Unfavourable lease agreements	remaining lease terms from 3 to 13 years
Other intangible assets including trademark, licenses and other rights	2 - 15 years based on the contractual term, the length of license agreements and the effective terms of other legal rights

Brand names acquired by legacy Huazhu are considered to have indefinite useful lives since there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of these brands and these brands can be renewed at nominal cost. Master brand agreement, acquired in Accor acquisition, granted the Group certain franchise rights with initial term of 70 years, and can be renewed without substantial obstacles. As a result, the useful life is determined to be indefinite. The Group evaluates the brand name and master brand agreement each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Impairment is tested annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group measures the impairment by comparing the fair value of brand name and master brand agreement with its carrying amount. If the carrying amount of brand name and master brand agreement exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. The Group measures the fair value of the brand name under the relief-from-royalty method, the master brand agreement under the multi-period excess earnings method. The determination of the fair value requires management to make significant estimates and assumptions related to forecasts of future revenues, operating margin, royalty saving rate and discount rates to estimate the net present value of future cash flows. Management performs its annual brand name and master brand agreement impairment test on November 30. No impairment indicator raised to conduct impairment testing in March 31, 2019.

Due to the COVID-19 outbreak worldwide, the Group suffered an operating loss for the first quarter of 2020. As the situation is not totally under controlling and future impacts of the COVID-19 pandemic are highly uncertain, the Group performed impairment testing regarding all the indefinite life intangible assets as of March 31, 2020. There is no impairment loss recognized for intangible assets as a result of the impairment test as of March 31, 2020. However, the extent, magnitude and duration of COVID-19 pandemic may change the assumptions and estimates used in the indefinite life intangible assets valuation, which could result in future impairment charges.

On March 31, 2020, the estimated fair value of the intangible assets with indefinite useful lives exceeded its carrying value by approximately RMB3,634. A 5% increase in the discount rate or decrease in forecast of future revenues or operating margin or royalty saving rate could reduce the fair value of indefinite life intangible assets below its carrying value, which could result in future impairment charges of up to RMB229, nil, nil and RMB155, respectively.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Land use rights

The land use rights represent the operating lease prepayments for the rights to use the land in the PRC under ASC 842, which are amortized on a straight-line basis over the remaining term of the land certificates, between 30 to 50 years. Amortization expense of land use rights for the three months ended March 31, 2019 and 2020 amounted to RMB2 (unaudited) and RMB2, respectively.

Impairment of long-lived assets

The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets.

The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the continued underperformance relative to the projected operating results, of which the carrying amount of the property and equipment exceed the future undiscounted net cash flows and recognized an impairment loss of nil (unaudited) for the three months ended March 31, 2019.

As a result of the current economic environment due to COVID-19, the Group performed procedures to assess the recoverability of the net book value of property and equipment, operating lease right-of-use assets, and definite-lived intangible assets and recognized RMB10 impairment loss related to operating lease right-of-use assets for three months ended March 31, 2020.

Fair value of the property and equipment was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets less liabilities acquired.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Goodwill - continued

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Before the adoption of ASU No. 2017-04, Intangibles-Goodwill and Other, the Group performed a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. A reporting unit is identified as an operating segment or one level below an operating segment (also known as a component) for which discrete financial information is available and is regularly reviewed by segment manager. Before the acquisition of Deutsche Hospitality, all the acquired business has been migrated to the Group’s business, and the Group’s management regularly reviews operation data including industrial metrics of revenue per available room, occupancy rate, and number of hotels by scale/brand, rather than discrete financial information for the purpose of performance evaluation and resource allocation at brand level. The Group concluded that it had only one reporting unit, and therefore the goodwill impairment testing was performed on consolidation level. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. The Group adopted ASU No. 2017-04, Intangibles-Goodwill and Other on January 1, 2020, which requires a one-step impairment test in which an entity compares the fair value of a reporting unit with its carrying amount and recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. Upon the acquisition of Deutsche Hospitality, the Group concludes there are two reporting units, which are legacy Huazhu and legacy DH since the segment manager regularly reviews discrete financial information for legacy Huazhu and legacy DH separately. The goodwill impairment testing was performed at each reporting unit level. If the carrying amount of a reporting unit exceeds its fair value, an impairment amounts to that excess should be recognized in general and administrative expenses.

Fair value of the equity value was determined by the Group based on the income approach using discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.

Management performs its annual goodwill impairment test on November 30. The Group had not recognized any goodwill impairment for the three months period ended March 31, 2019, as no impairment indicator raised to conduct impairment testing. Given the impact the COVID-19 pandemic is having on hospitality industry, the Group concluded that indicators of impairment existed at March 31, 2020. The Group updated previous assumptions based on the current economic environment which is subject to inherent risk and uncertainty due to the stay-in-place measures enacted as a result of the COVID-19 pandemic, consumer confidence levels, and the ongoing impact of the COVID-19 pandemic on the hospitality industry. Based on the analysis, the Group concluded that the goodwill is not impaired at March 31, 2020. On March 31, 2020, the estimated fair value of legacy Huazhu reporting unit substantially exceeded its carrying value. For the goodwill of legacy DH, the estimated fair value of the reporting unit exceeded its carrying value by approximately RMB79. A 5% decline in the underlying discounted cash flow or increase in the discount rate could have resulted in goodwill impairment charges of approximately RMB218 and RMB337, respectively.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Revenue recognition

Revenue are primarily derived from products and services in leased and owned hotels, contracts of manachised and franchised hotels with third-party franchisees as well as activities other than the operation of hotel businesses.

Leased and owned hotel revenues

Leased and owned hotel revenues are primarily derived from the rental of rooms, food and beverage sales and other ancillary goods and services, including but not limited to souvenir, laundry, parking and conference reservation. Each of these products and services represents an individual performance obligation and, in exchange for these services, the Group receives fixed amounts based on published rates or negotiated contracts. Payment is due in full at the time when the services are rendered or the goods are provided. Room rental revenue is recognized on a daily basis when rooms are occupied. Food and beverage revenue and other goods and services revenue are recognized when they have been delivered or rendered to the guests as the respective performance obligations are satisfied.

Manachised and franchised hotel revenues

The manachised and franchised agreement contains the following promised services:

• Intellectual Property (“IP”) license grant the right to access the Group’s hotel system IP, including brand names.

• Pre-opening services include providing services (e.g., install IT information system and provide access to purchase platform, help to obtain operational qualification, and help to recruit and train employees) to the franchisees to assist in preparing for the hotel opening.

• System maintenance services include providing standardization hotel property management system (“PMS”), central reservation system (“CRS”) and other internet related services.

• Hotel management services include providing day-to-day management services of the hotels for the franchisees.

The promises to provide pre-opening services and system maintenance services are not distinct performance obligation because they are attendant to the license of IP. Therefore, the promises to provide pre-opening services and system maintenance services are combined with the license of IP to form a single performance obligation. Hotel management services forms a single distinct performance obligation.

Manachised and franchised hotel revenues are derived from franchise agreements where the franchisees are primarily required to pay (i) an initial one-time franchise fee, and (ii) continuing franchise fees, which mainly consist of (a) on-going management and franchise service fees, (b) central reservation system usage fees, system maintenance and support fees and (c) reimbursements for hotel manager fees.

Initial one-time franchise fee, is typically fixed and collected upfront and recognized as revenue over the term of the franchise contract. The Group does not consider this advance consideration to include a significant financing component, since it is used to protect the Group from the franchisees failing to adequately complete some or all of its obligations under the contract.

On-going management and franchise service fees are generally calculated as a certain percentage of the room revenues of the franchised hotel. Generally, management and franchise service fees are due and payable on a monthly basis as services are provided and revenue is recognized over time as services are rendered.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Revenue recognition - continued

Central reservation system usage fees, other system maintenance and support fees are typically billed and collected monthly along with base management and franchise fees, and revenue is generally recognized as services are provided.

Reimbursements for hotel manager fees, which cover the manachised hotel managers’ payroll, social welfare benefits and certain other out-of-pocket expenses that the Group incurs on behalf of the manachised hotels. The reimbursements are recognized over time within revenues for the reimbursement of costs incurred on behalf of manachised hotels.

Above policies are only applicable to legacy Huazhu. For manachised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality an on-going management fees consisting of a base fee as a percentage of the hotel’s gross revenues and an incentive fee as a percentage of the hotel’s gross adjusted profit. For franchised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a license fee, a franchise fee and a central service fee. The manachised and franchised hotel revenues of Deutsche Hospitality are recognized over time as services are rendered. The Group is gradually conforming the terms of Deutsche Hospitality’s franchise and management agreements to those of hotels under legacy Huazhu.

Since the COVID-19 outbreak in January 2020, the Group has offered one-time reduction on continuing franchise fees of approximately RMB70 for the three months ended March 31, 2020 to help franchisees meet their short-term working capital needs. There is no change to the scope of services or other terms of the agreements. Previously recognized revenue on the original contract was not adjusted.

Other Revenues

Other revenues are derived from activities other than the operation of hotel businesses, which mainly include revenues from Hua Zhu mall and the provision of IT products and services to hotels. Revenues from Hua Zhu mall are commissions charged from suppliers for goods sold through the platform and are recognized upon delivery of goods to end customers when its suppliers’ obligation is fulfilled. Revenues from IT products are recognized when goods are delivered and revenues from IT services are recognized when services are rendered.

Loyalty Program

Under the loyalty program the Group administers, members earn loyalty points that can be redeemed for future products and services. Points earned by loyalty program members represent a material right to free or discounted goods or services in the future. The loyalty program has one performance obligation that consists of marketing and managing the program and arranging for award redemptions by members. The Group is responsible for arranging for the redemption of points, but the Group does not directly fulfill the redemption obligation except at leased and owned hotels. Therefore, the Group is the agent with respect to this performance obligation for manachised and franchised hotels, and is the principal with respect to leased and owned hotels.

For leased and owned hotels, a portion of the leased and owned revenues is deferred until a member redeems points. The amount of revenue the Group recognize upon point redemption is impacted by the estimate of the “breakage” for points that members will never redeem in the Group’s owned and leased hotels.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Loyalty Program - continued

For manachised and franchised hotels, the portion of revenue deferred by manachised and franchised hotels are collected by the Group which will be refunded upon redemption of points at manachised and franchised hotels. The estimated breakage for points earned in manachised and franchised hotels are recognized as manachised and franchised revenue for each period. The Group estimates breakage based on the Group’s historical experience and expectations of future member behavior and will true up the estimated breakage at end of each period.

Above policies are only applicable to legacy Huazhu. The loyalty program initiated by Deutsche Hospitality has the same rights, nature and redeemable approaches as legacy Huazhu, therefore the accounting treatment is the same. As of March 31, 2020, the contract liabilities related to Deutsche Hospitality were immaterial and the loyalty program of Deutsche Hospitality was in the progress of being migrated to that of legacy Huazhu.

Membership fees from the Group’s customer loyalty program are all from legacy Huazhu, which are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels and also applicable to legacy Huazhu only. Such duration is estimated based on the Group’s and management’s experience and is adjusted on a periodic basis to reflect changes in membership retention. The membership duration is estimated to be two to five years which reflects the expected membership retention. Revenues recognized from membership fees were RMB54 (unaudited) and RMB57 for the three months ended March 31, 2019 and 2020, respectively, which amount were included in revenues from leased and owned hotel or revenues from manachised and franchised hotels depending on the type of hotels the membership was sold at.

Contract Balances

The Group’s payments from customers are based on the billing terms established in contracts. Customer billings are classified as accounts receivable when the Group’s right to consideration is unconditional. If the right to consideration is conditional on future performance under the contract, the balance is classified as a contract asset. Payments received in advance of performance under the contract are classified as current or non-current contract liabilities on the Group’s consolidated balance sheets and are recognized as revenue as the Group performs under the contract.

Value-Added Taxes and surcharges

The accommodation services of the Group in PRC and Germany are subject to 6% and 19% of Value-Added Taxes, respectively.

The Group is subject to education surtax and urban maintenance and construction tax, on the services provided in the PRC.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred, and amounted to RMB13 (unaudited) and RMB36 for the three months ended March 31, 2019 and 2020, respectively.

Government grants

Government grants represent cash received by the Group in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investments the Group made as well as income generated by the Group in such districts. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. Normally, the Group does not receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received, and therefore cash subsidies are recognized when received and when all the conditions for their receipts have been satisfied. Government grants recognized were RMB6 (unaudited) and RMB22 for the three months ended March 31, 2019 and 2020, respectively, which were recorded as other operating income.

Leases

As a lessee

Before January 1, 2019, the Group adopted the ASC 840, Leases and each lease is classified at the inception date as either a capital lease or an operating lease. All of the Group’s leases were classified under ASC 840 as operating leases while there are both capital lease and operating lease under legacy DH. The Group’s reporting for periods prior to January 1, 2019 continued to be reported in accordance with ASC 840 Leases. The Group elected the practical expedients under ASU 2016-02 which includes the use of hindsight in determining the lease term and the practical expedient package to not reassess whether any expired or existing contracts are or contain leases, to not reassess the classification of any expired or existing leases, and to not reassess initial direct costs for any existing leases.

In evaluating whether an agreement constitute a lease upon adoption of the new lease accounting standard ASC 842, the Group reviews the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease at the commencement date of a lease.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Leases - continued

As a lessee - continued

The Group recognizes a lease liability for future fixed lease payments and variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date and an operating lease right-of-use (“ROU”) asset representing the right to use the underlying asset for the lease term. Lease liabilities are recognized at commencement date based on the present value of fixed lease payments and variable lease payments that depend on an index or a rate (initially measured using the index or rate as at the commencement date) over the lease term using the rate implicit in the lease, if available, or the Group’s incremental borrowing rate. As its leases do not provide an implicit borrowing rate, the Group uses an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. Upon adoption of ASU 2016-02, the Group elected to use the remaining lease term as of January 1, 2019 in the estimation of the applicable discount rate for leases that were in place at adoption. For the initial measurement of the lease liabilities for leases commencing after January 1, 2019, the Group uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities of operating lease liabilities and finance lease liabilities are classified as operating lease liabilities, current and finance lease liabilities, current, respectively, in the Group’s consolidated balance sheets. Long-term portions of operating lease liabilities and finance lease liabilities are classified as operating lease liabilities, non-current and finance lease liabilities, non-current, respectively, in the Group’s consolidated balance sheets. Most leases have initial terms ranging from 10 to 20 years for legacy Huazhu, and from 20 to 25 years for legacy DH. The lease term includes lessee options to extend the lease and periods occurring after a lessee early termination option, only to the extent it is reasonably certain that the Group will exercise such extension options and not exercise such early termination options, respectively. The Group’s lease agreements may include non-lease components, mainly common area maintenance, which are combined with the lease components as the Group elects to account for these components as a single lease component, as permitted. The Group elected the practical expedient of not to separate land components outside PRC from leases of specified property, plant, and equipment at the ASC 842 transition date. Besides, the Group’s lease payments are generally fixed and certain agreements contain variable lease payments based on the operating performance of the leased property and the changes in the index of consumer pricing index (“CPI”). All the lease agreements with variable lease payments based on the changes in CPI are held by legacy DH. For operating leases, the Group recognizes lease expense on a straight-line basis over the lease term and variable lease payments that depend on an index or a rate are initially measured using the index or rate at the commencement date, otherwise variable lease payments are recognized in the period in which the obligation for those payments is incurred. The operating lease expense is recognized as hotel operating costs, general and administrative expenses and pre-opening expenses in the consolidated statements of comprehensive income. For finance lease, lease expense is generally front-loaded as the finance lease ROU asset is depreciated on a straight-line basis over the shorter of the lease term or useful life of the underlying asset within hotel operating costs in the consolidated statements of comprehensive income, but interest expense on the lease liability is recognized in interest expense in the consolidated statements of comprehensive income using the effective interest method which results in more expense during the early years of the lease. Additionally, the Group elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Leases - continued

As a lessee - continued

The ROU assets are measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred by the Group, deferred rent and lease incentives, and any off-market terms (that is, favorable or unfavorable terms) present in the lease when the Group acquired leases in a business combination in which the acquiree acts as a lessee. The Group evaluates the carrying value of ROU assets if there are indicators of impairment and reviews the recoverability of the related asset group. The Group excludes the lease obligation from the carrying value of the asset group. Accordingly, the lease payments (both principal and interest) don’t reduce the undiscounted expected future cash flows used to test the asset group for recoverability. If the carrying value of the asset group determined to not be recoverable and is in excess of the estimated fair value, the Group records an impairment loss in the consolidated statement of comprehensive income. Noncash lease expense are used as the noncash add-back for the amortization of the operating ROU assets to the operating section of the consolidated statements of cash flow.

The Group reassesses of a contract is or contains a leasing arrangement and re-measures ROU assets and liabilities upon modification of the contract. The Group will derecognize ROU assets and liabilities, with difference recognized in the income statement on the contract termination.

As a result of the COVID-19 pandemic, some of the hotels of the Group are experiencing significantly reduced consumer traffic. In this case, the Group, as the lessee is entitled to have the lease concession after the negotiation with lessors, and it recognizes a negative lease expense of RMB38 for the three months ended March 31, 2020 under the relief as the Group elects not to account for the concession as a lease modification and by using the variable lease expense approach.

Sublease

The Group subleases property which are not suitable to operate hotels to third parties under operating leases. In accordance with the provisions of ASC 842, since the Group has not been relieved as the primary obligor of the head lease, the Group cannot net the sublease income against its lease payment to calculate the lease liabilities and ROU assets. The Group’s practice has been, and will continue to, straight-line the sub-lease income over the term of the sublease, which is consistent with the accounting treatment under ASC 840.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term and long-term investments, loan receivables, amount due from related parties, other current assets, other assets and accounts receivable. All of the Group’s cash and cash equivalents and restricted cash are held with financial institutions that Group’s management believes to be high credit quality. In addition, the Group’s investment policy limits its exposure to concentrations of credit risk and the Group’s short-term and long-term investments consist of equity investments in listing and private companies. The Group’s loan receivables are lent to entities with high credit quality. The Group conducts credit evaluations on its group and agency customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for accounts receivable, loan receivable and financial assets, including other current assets, other assets and amounts due from related parties based on the expectation of future economic conditions, historical collection experience and a loss-rate approach.

Fair value

The Group defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Fair value - continued

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates. The Group’s financial instruments include cash and cash equivalent, restricted cash, loan receivables current and non-current portion, receivables, payables, short-term debts, long-term debts. The carrying amounts of these short-term financial instruments approximates their fair value due to their short-term nature. The long-term debts and long-term loan receivables approximate their fair values, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed. The carrying amounts of convertible senior notes were RMB3,290 and RMB3,348 and the corresponding fair value estimated based on quoted market price were RMB3,711 and RMB3,229, as of December 31, 2019 and March 31,2020, respectively. The fair value of pension plan assets is discussed in Note 18.

As of December 31, 2019 and March 31, 2020, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

			Fair Value Measurements at Reporting Date Using
As of December 31,	Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2019	Equity securities with readily determinable fair value	2,908	2,908
2019	Available-for-sale debt securities	220		220

			Fair Value Measurements at Reporting Date Using
As of March 31,	Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2020	Equity securities with readily determinable fair value	1,539	1,539
2020	Available-for-sale debt securities	220		220

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Fair value - continued

The following table presents the Group’s assets measured at fair value on a non-recurring basis for the three months ended March 31, 2019 (unaudited) and 2020:

Fair Value Measurements at Reporting Date Using
Three Months Ended March 31,	Description	Fair Value for Three Months Ended March 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Loss for the Year
2019	Property and equipment	—			—	—
2019	Long-term investment	—			—	—

			Fair Value Measurements at Reporting Date Using
Three Months Ended March 31,	Description	Fair Value for Three Months Ended March 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Loss for the Year
2020	Operating right-of-use Assets	23			23	10
2020	Long-term investment	—			—	92

As a result of reduced expectations of future cash flows from certain leased hotels, the Group determined that the hotels property and equipment with a carrying amount of RMBnil (unaudited) and nil was not fully recoverable and consequently recorded an impairment charge of RMBnil (unaudited) and nil for the three months ended March 31, 2019 and 2020, respectively. The Group also determined that the operating lease right-of-use assets amount with a carrying amount of RMB33 was not fully recoverable and consequently recorded an impairment charge of RMB10 for the three months ended March 31, 2020.

Fair value of the property and equipment and right-of-use assets impairment testing was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its long-lived assets held and used and its reporting units are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable input used in the fair value measurement, which are 4% and 20%, respectively, for the year ended December 31, 2019 and March 31, 2020, respectively.

As a result of the impairment assessment, the Group determined that the long-term investment amount with a carrying amount of nil (unaudited) and RMB92 was impaired as a result of the impairment assessment for the three months ended March 31, 2019 and 2020, respectively.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive income based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the performance conditions for a period of time following the grant date. Share-based compensation expense is recognized according to the Group’s judgement of likely future performance and will be adjusted in future periods based on the actual performance. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees. For the three months ended March 31, 2019 and 2020, the Group recognized share-based compensation expenses of RMB26 (unaudited) and RMB29 respectively, which was classified as follows:

	Three Months Ended March 31,
	2019	2020
	(Unaudited)

Hotel operating costs	8	10
Selling and marketing expenses	1	1
General and administrative expenses	17	18
Total	26	29

Earnings (Losses) per share

Basic earnings(loss) per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (losses) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of stock options and vest of nonvested restricted stocks (using the treasury stock method).

The loaned shares under the ADS lending agreement are excluded from both the basic and diluted earnings (losses) per share calculation unless default of the ADS lending arrangement occurs which the Group considered the possibility is remote.

Segment and geography information

The Group identifies a business as an operating segment if: i) it engages in business activities from which it may earn revenues and incur expenses; ii) its operating results are regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and iii) it has available discrete financial information. The Group’s chief operating decision maker has been identified as the chief executive officer. Before the acquisition of DH completed on January 2, 2020, CODM regularly reviews the operation data, such as industrial metrics of revenue per available room, occupancy rate, and number of hotels by scale/brand, to assess the performance and allocate the resources at brand level. All the acquired business including Accor, Crystal Orange and Blossom hotel management has been migrated to the Group’s business, and the Group operated and managed its business as a single operating and reporting segment. After the acquisition of DH, CODM regularly reviews the operating data and EBITDA, which is defined as earnings before interest income, interest expense, income tax expense (benefit) and depreciation and amortization, a non-GAAP financial measure for legacy Huazhu and legacy DH separately to evaluate their performance. Therefore, in January 2020, the Group modified its operating segment structure to be two operating segments which are legacy Huazhu and legacy DH as a result of a change in the way management intends to evaluate results and allocate resources within the Group. In identifying its reportable segments, the Group assesses nature of operating segments and evaluates the operating results of each reporting segments. Both operating segments meet the quantitative thresholds and should be considered as two reportable segments.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Segment and geography information - continued

The following table provides a summary of the Group’s operating segment results for the three months ended March 31, 2020. There is no reconciliation items and the total amounts are consistent with the consolidation amounts.

	Legacy Huazhu	Legacy DH	Total

Net revenues	1,288	725	2,013
Operating costs and expenses	2,081	877	2,958
Other operating (expenses) income, net	62	26	88
Interest income	29	0	29
Interest expense	110	27	137
Other income (expenses), net	(104)	2	(102)
Unrealized gains (losses) from fair value changes of equity securities	(1,003)	—	(1,003)
Foreign exchange gain (loss)	(58)	0	(58)
Loss before income tax	(1,977)	(151)	(2,128)
Income tax expense (benefit)	5	(35)	(30)
Income (loss) from equity method investments	(54)	(6)	(60)
Net loss attributable to noncontrolling interest	(23)	—	(23)
Net loss attributable to Huazhu Group Limited	(2,013)	(122)	(2,135)
Income tax expense (benefit)	5	(35)	(30)
Interest income	29	0	29
Interest expense	110	27	137
Depreciation and amortization	264	57	321
EBITDA (Non-GAAP)	(1,663)	(73)	(1,736)

The following table presents total assets and liabilities for operating segments, reconciled to consolidated amounts:

	Legacy Huazhu	Legacy DH	Total

Total assets	40,579	19,099	59,678
Total liabilities	41,949	12,453	54,402

The following tables represent revenues and property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill by geographical region.

Revenues:

China	1,284
Germany	511
All other	218
Total	2,013

Property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill:

China	30,815
Germany	15,992
All other	2,413
Total	49,220

Other than China and Germany, there were no countries that individually represented more than 10% of the total revenue and certain long lived assets for the three months ended March 31, 2020.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Treasury shares

Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. As of December 31, 2019 and March 31, 2020, under the repurchase plan, the Company had repurchased an aggregate of 3,096,764 ordinary shares on the open market for total cash consideration of RMB107. The repurchased shares were presented as “treasury shares” in shareholders’ equity on the Group’s consolidated balance sheets.

Recently Issued Accounting Pronouncements

Adopted Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities with certain practical expedients available on the balance sheet and disclosing key information about leasing arrangements. Subsequent to ASU 2016-02, the FASB issued related ASUs, including ASU No. 2018-11(“ASU 2018-11”), Leases (Topic 842): Targeted Improvements, which provides for another transition method in addition to the modified retrospective approach required by ASU 2016-02. This option allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative adjustment to the opening balance of retained earnings in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients, which allowed the Group to (1) not reassess whether existing contracts contain leases, (2) carry forward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. Upon adoption of Topic 842, the Group elected to use the remaining lease term as of January 1, 2019 in estimation of the applicable discount rate for leases that were in place at adoption. By applying ASU 2016-02 at the adoption date, as opposed to at the beginning of the earliest period presented, the reporting for periods prior to January 1, 2019 continued to be reported in accordance with Leases ASC 840.

As a result of adoption, the Group recognized operating ROU assets of RMB18,940 and related lease liabilities of RMB19,438 for operating leases. The Group reclassified from assets and liabilities RMB498 net to operating ROU assets. The adoption of ASU 2016-02 did not materially affect the consolidated statements of income or consolidated statements of cash flows and had no impact on the debt covenant compliance under the current agreements.

The impact on the Group’s consolidated balance sheet upon adoption of ASU 2016-02 was as follows:

	December 31, 2018	January 1, 2019
	As Reported	Effect of Adoption ASU 2016-02	As Adjusted
Assets

Prepaid rent	955	(955)	—
Intangible assets, net	1,834	(181)	1,653
Operating lease right-of-use assets	—	18,940	18,940
Total assets	2,789	17,804	20,593

Accrued expenses and other current liabilities	1,607	(126)	1,481
Deferred rent	1,507	(1,507)	—
Other long-term liabilities	453	(1)	452
Operating lease liabilities, current	—	2,733	2,733
Operating lease liabilities, non-current	—	16,705	16,705
Total liabilities	3,567	17,804	21,371

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Adopted Accounting Standards - continued

Further in April 2020, the FASB released a Q&A which allows lessees and lessors to make an election to either apply the lease modification guidance or the variable rents guidance under ASC 840 and ASC 842 for lease concessions related to COVID-19 as long as the total cash flows as a result of the concession are substantially the same or less than those in the contract before the concession. A preparer can make this election without the need to determine whether a force majeure clause exists in the lease. The Group has elected to account for the lease concessions as variable lease expenses and recognized RMB38 negative lease expense under the relief for the three months ended March 31, 2020. The Group expects to record additional negative lease expense in future periods as the negotiation with lessors is still in process.

In June 2016, the FASB released ASU No.2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU, along with subsequent ASUs issued to clarify certain provisions of ASU 2016-13, provide more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. The standards are to be applied using a modified retrospective approach and are effective for interim periods and fiscal years beginning after December 15, 2019, with early adoption permitted. The Group adopted the guidance on January 1, 2020, as required, using the modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date to align the Group’s current processes for establishing an allowance for credit losses with the new guidance. Upon adoption, the Group recorded an adjustment of RMB7 to opening retained earnings related to the credit allowance for accounts receivable, other receivables and loan receivables. ASU 2016-13 did not materially affect Group’s consolidated financial statements.

In January 2017, the FASB issued ASU No.2017-04, Intangibles-Goodwill and Other, which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, the ASU clarifies the requirements for excluding and allocating foreign currency translation adjustments to reporting units in connection with an entity’s testing of reporting units for goodwill impairment. The ASU also clarifies that an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. For public business entities, the ASU is effective prospectively for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group adopted this ASU on January 1, 2020 and the adoption does not have a significant impact on the Group’s consolidated financial statements.

In August 2018, the FASB released ASU No. 2018-13 (“ASU 2018-13”), Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies the disclosure requirements on fair value measurements. The provisions of ASU 2018-13 are to be applied using a prospective or retrospective approach, depending on the amendment, and are effective for interim periods and fiscal years beginning after December 15, 2019, with early adoption permitted. The Group adopted this ASU on January 1, 2020 and the adoption of this ASU does not have a significant impact on the Group’s consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The new standard changes how entities evaluate decision-making fees under the variable interest entity guidance. The new standard is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted in any interim period after issuance. The standard should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings at the beginning of the period of adoption. The Group adopted this ASU on January 1, 2020 and the adoption of this ASU does not have a significant impact on the Group’s consolidated financial statements.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

Accounting Standards Not Yet Adopted

In August 2018, the FASB issued ASU 2018-14, Compensation - Retirement Benefits - Defined Benefit Plans - General (Topic 715-20). The amendment modifies the disclosure requirements for employers that sponsor defined benefit pension or other post-retirement plans. The revised guidance is effective for financial statements issued for fiscal years beginning after December 15, 2020, with early adoption permitted. The revised guidance will not have a material impact on the Group’s consolidated financial statements.

In December 2019, the FASB has issued ASU No. 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes. The guidance issued in this update simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition for deferred tax liabilities for outside basis differences. This ASU also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted, and is not expected to have a material impact on the Group’s consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. ASU 2020-04 provides optional expedients and exceptions that the Company can elect to adopt, subject to meeting certain criteria, regarding contract modifications, hedging relationships, and other transactions that reference the London interbank offered rate for deposits of US dollars (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. The relief provided in ASU 2020-04 is applicable to all entities, but is only available through December 31, 2022. The Group is still assessing the impact of adopting ASU 2020-04.

Translation into United States Dollars

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1 = RMB7.0808, on March 31, 2020, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on March 31, 2020, or at any other rate.

3.              ACQUISITIONS

On January 2, 2020, the Group completed the acquisition of 100% equity interest of Deutsche Hospitality. Deutsche Hospitality was engaged in the business of leasing, franchising, operating and managing hotels under five brands in the midscale and upscale market in Europe, the Middle East and Africa. The aggregated consideration was EUR720 million (equivalent to RMB5,624) which has been fully paid in cash as of January 2, 2020.

The net revenue and net loss of the acquiree included in the consolidated statements of comprehensive income for the three months ended March 31, 2020 were RMB725 and RMB122, respectively.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

3.              ACQUISITIONS - continued

The following table summarizes unaudited pro forma results of operation for the three month ended March 31, 2019 and 2020 assuming that the acquisition occurred as of January 1, 2019. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2019.

	Three Months Ended March 31,
	2019	2020

Pro forma net revenue	3,280	2,013
Pro forma net income (loss)	73	(2,158)

The Group incurred transaction cost of RMB70 for the acquisition, which was expensed in 2019. These expenses are non-recurring in nature, and were eliminated from the calculation of pro forma net income above.

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2020	Amortization Period

Current assets	785
Property and equipment, net	586	2-25 years
Operating lease right-of-use assets	8,616	The lease terms
Finance lease right-of-use assets	1,794	Shorter of estimated useful lives of the assets and the lease terms
Franchise agreements	270	Remaining contract terms
Brand name	3,873	Indefinite life
Non-compete agreement	10	2 years
Goodwill	2,682
Deferred tax assets	170
Other non-current assets	280
Operating lease liabilities, current	(296)
Finance lease liabilities, current	(21)
Other current liabilities	(784)
Operating lease liabilities, non-current	(8,553)
Finance lease liabilities, non-current	(2,166)
Other non-current liabilities	(330)
Deferred tax liabilities	(1,292)
Total	5,624

Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that don’t qualify for separate recognition. The goodwill generated from the DH acquisition is allocated to the reporting unit of legacy DH. None of the Goodwill is expected to be deductible for tax purposes.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

4.             REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenues

The following tables present the Group’s revenues disaggregated by the nature of the product or service:

	Three Months Ended March 31,
	2019	2020
	(Unaudited)

Room revenues	1,560	1,058
Food and beverage revenues	82	205
Others	64	253
Leased and owned hotels revenue	1,706	1,516
Initial one-time franchise fee	21	23
On-going management and service fees	244	111
Central reservation system usage fees, other system maintenance and support fees	169	111
Reimbursements for hotel manager fees	128	144
Other fees	101	76
Manachised and franchised hotels revenue	663	465
Other revenues	18	32
Total revenues	2,387	2,013

Contract Balances

The Group’s contract assets are insignificant at December 31, 2019 and March 31, 2020.

	As of December 31,	As of March 31,
	2019	2020

Current contract liabilities	1,179	1,230
Long-term contract liabilities	559	546
Total contract liabilities	1,738	1,776

The contract liabilities balances above which are classified as deferred revenue on the consolidated balance sheet, as of December 31, 2019, and March 31, 2020 were comprised of the following:

	As of December 31,	As of March 31,
	2019	2020

Initial fees received from franchisees owners	869	862
Cash received for membership fees and not recognized as revenue	400	369
Advances received from customers	412	489
Deferred revenue related to the loyalty program	57	56
Total	1,738	1,776

The Group classifies initial fees received from franchisees into current liabilities when the hotel has not yet opened. Initial fees received from franchisees for pre-opening hotels are RMB448 and RMB435 as of December 31, 2019, and March 31, 2020, respectively. Once the hotel opens, initial one-time franchise fee will be recognized as revenue over the term of the franchise contract and the initial fees received from franchisees that has not been recognized as revenue will be reclassified into current contract liabilities and long-term contract liabilities respectively.

The Group recognized revenues that were previously deferred as contract liabilities of RMB105 (unaudited) and RMB334 for the three months ended March 31, 2019 and 2020, respectively.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

4.              REVENUE FROM CONTRACTS WITH CUSTOMERS - continued

Revenue Allocated to Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

As of March 31, 2020, the Group had RMB56 of deferred revenues related to unsatisfied performance obligations under HUAZHU Rewards that will be recognized as revenues when the points are redeemed, which the Group estimates will occur over the next two years. The Group had RMB862 of deferred revenues related to initial fees received from franchisees owners are expected to be recognized as revenues over the remaining contract periods over generally one to ten years. Additionally, the Group had RMB369 of deferred revenues related to membership fees that are expected to be recognized as revenues over the remaining membership life, which is estimated to be one to five years. The Group also had RMB489 of deferred revenues related to advances received from customers, which are expected to be recognized as revenues in future periods over the terms of the related contracts.

The Group did not estimate revenues expected to be recognized related to our unsatisfied performance for the following:

•                  Revenues related to on-going management and franchise service fees, as they are considered sales-based royalty fees.

•                  Revenues related to central reservation system usage fees, other system maintenance and support fees, and reimbursement for hotel manager fee, as the related revenues from the satisfaction of these performance obligations is recognized when the Group is entitled to invoice the amount.

5.             PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,	As of March 31,
	2019	2020

Cost:
Buildings	247	247
Leasehold improvements	8,414	8,822
Furniture, fixtures and equipment	1,270	1,816
Motor vehicles	1	1
	9,932	10,886
Less: Accumulated depreciation	(4,918)	(5,146)
	5,014	5,740
Construction in progress	840	731
Property and equipment, net	5,854	6,471

Depreciation expense was RMB225 (unaudited) and RMB293 for the three months ended March 31, 2019 and 2020, respectively.

The Group occasionally demolishes certain leased hotels due to local government zoning requirements, which typically results in receiving compensation from the government.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

6.             INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,	As of March 31,
	2019	2020

Intangible assets with indefinite life:
Brand name (Note 3)	1,340	5,212
Master brand agreement	192	192
Intangible assets with definite life:
Franchise agreements	95	365
Favorable lease agreements	13	13
Purchased software	72	88
Other intangible assets	20	65
Total	1,732	5,935
Less: Accumulated amortization	(70)	(81)
Total	1,662	5,854

The values of favorable lease agreements were determined based on the estimated present value of the amount the Group has avoided paying as a result of entering into the lease agreements. Unfavorable lease agreements were determined based on the estimated present value of the acquired lease that exceeded market prices and are recognized as other long-term liabilities. The value of favorable and unfavorable lease agreements is amortized using the straight-line method over the remaining lease term before January 1, 2019. Favorable lease agreements and unfavorable lease agreements in which the Group acts as a lessee were reclassified to operating lease right-of-use assets on January 1, 2019, upon adoption of ASC 842. For the favorable lease agreements in which the Group acts as a lessor were accounted as intangible assets as before.

Amortization expense of intangible assets for the three months ended March 31, 2019 and 2020 amounted to RMB3 (unaudited) and RMB11 respectively.

The annual estimated amortization expense for the above intangible assets excluding brand name and master brand agreement for the following years is as follows:

Amortization for Intangible Assets
2020 remaining	33
2021	42
2022	35
2023	33
2024	31
Thereafter	276
Total	450

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

7.             INVESTMENTS

The investments as of December 31, 2019 and March 31, 2020 were as follows:

	As of December 31,	As of March 31,
	2019	2020
Equity securities with readily determinable fair values:
Accor	2,770	1,458
Other marketable securities	138	81
Equity securities without readily determinable fair values:
Cjia/Cjia Group	232	215
OYO	66	66
Other equity securities without readily determinable fair values	100	69
Equity-method investments:
AAPC LUB	469	464
Hotel related funds	507	498
Shared office management entities	10	5
China Hospitality JV	115	113
GOOAGOO/Data Driven	49	49
Zleep	—	102
Other investments	161	119
Available-for-sale debt securities:
Cjia/Cjia Group	220	220
CREATER	—	—
Total	4,837	3,459

Equity securities with readily determinable fair values:

In 2019, and the three months ended March 31, 2020, the Group purchased 282,787 and nil ordinary shares of Accor, a hotel group listed in Paris stock exchange, from open market. In 2019 and the three months ended March 31, 2020, the Group sold out 4,904,222 and 1,003,654 of these shares with gains of RMB52 and losses of RMB21 realized, respectively. As of March 31, 2020, the Group accumulatively hold 7,467,023 shares of Accor, which accounts for less than 3% of Accor total outstanding shares where the Group does not have the ability to significantly influence the operations of this entity. For three months ended March 31, 2019 and 2020, the Group recognized unrealized losses from fair value changes of Accor of RMB99 (unaudited) and RMB977, respectively.

At December 31, 2019 and March 31, 2020, the Group had RMB138, and RMB81, respectively, of other marketable securities, which represent investments in entities in hospitality or related industries where the Group does not have the ability to significantly influence the operations of these entities. For the three months ended March 31, 2019 and 2020, the Group recognized unrealized gains (losses) from fair value changes of other marketable securities of RMB9 (unaudited) and RMB (26), respectively.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

7.              INVESTMENTS - continued

Equity securities without readily determinable fair values:

In 2016, the Group sold its subsidiary, Chengjia Hotel Management Co., Ltd. to Chengjia (Shanghai) Apartment Management Co., Limited (“Cjia”), the Group’s equity investee. As of December 31, 2016, the Group had approximately 23% equity interest of Cjia and a sixty-month convertible note with original value of RMB52. In 2017, the Group invested in Cjia for convertible notes totaled RMB200. With the injection from an unrelated investor to Cjia, the Group recognized gain on deemed disposal of RMB40 in other income in 2017. In 2018, Cjia completed its restructuring, and accordingly the Company’s equity interest of 17% in Cjia was transformed to be the Group’s equity interest of 17% in China Cjia Group Limited (“Cjia Group”). In addition, the Group made further investment in preferred shares of Cjia Group of US$45 million in 2018. Meanwhile, the convertible notes of Cjia could be replaced by convertible notes of Cjia Group in the next four years. In 2019, Cjia Group repurchased from the Group part of its ordinary shares and preferred shares and issued new shares to an unrelated investor. As a result, the Group recognized a gain of RMB9 in other income in 2019. As of March 31, 2020, the Group had approximately 15% ordinary shares of Cjia Group. The Group accounted for the ordinary shares in Cjia Group under equity-method as the Group has the ability to exert significant influence. The convertible notes are recorded as available-for-sale debt securities. The preferred shares are accounted for as equity securities without readily determined fair value as they are not in substance ordinary shares. The Group recognized investment loss of RMB15 (unaudited) and RMB17 in income (loss) from equity method investments in the three months ended March 31, 2019 and 2020, respectively. Loss from equity method investments reduced the cost of equity-method investment to zero and further adjusted the carrying amount of convertible notes and preferred shares.

In September 2017, the Group purchased approximately 1% equity interest of Oravel Stays Private limited (“OYO”), an India leading hospitality company. The Group accounted the investment as equity securities without readily determinable fair values since the Group does not have the ability to exert significant influence over OYO.

Other equity securities without readily determinable fair values included several insignificant investments in certain privately-held companies.

Equity-method investments:

In January 2016, the Group acquired approximately 28% equity interest in AAPC LUB. The Group accounted for the investment in AAPC LUB under equity-method as the Group has the ability to exert significant influence. The Group recognized investment income of RMB12 (unaudited) and investment losses of RMB5 in income (loss) from equity method investments in the three months ended March 31, 2019 and 2020, respectively. In 2019, the Group received cash dividend from AAPC LUB of RMB39 which was recognized as return on investment.

As of December 31, 2019, and March 31, 2020, the Group had RMB507 and RMB498, respectively, of investments in hotel related funds. Those funds were VIEs and were managed by or power shared with un-related third-parties. However, the Group determined that they were not the primary beneficiary of those VIEs since the Group did not have the power to direct the activities of these VIEs that most significantly impacted its economic performance. The Group accounted for the investment under equity-method. The Group recognized investment loss of RMB16 (unaudited) and RMB9 in income (loss) from equity method investments for the three months ended March 31, 2019 and 2020, respectively. The maximum potential financial statement loss the Group could incur if the investment funds were to default on all of their obligations is the loss of value of the interests in such investments of RMB498 that the Group holds as of March 31, 2020.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

7.              INVESTMENTS - continued

Equity-method investments: - continued

In 2018, the Group partnered with an unrelated third party investor to form China Hospitality JV, Ltd. (“China Hospitality JV”), of which the Group holds 20% equity interest. The business of China Hospitality JV was to acquire and operate two hotel properties. The Group accounted for the investment in China Hospitality JV under equity-method as the Group has the ability to exert significant influence. The Group recognized investment loss of RMB1 (unaudited) and RMB3 in income (loss) from equity method investments for the three months ended March 31, 2019 and 2020, respectively.

As of December 31, 2018, the Group had approximately 41% equity interest of Gooagoo Group Holdings Limited (“GOOAGOO”), a high-tech service provider for Offline-To-Online data processing and platform operation, and accounted for as equity-method investments as the Group has the ability to exert significant influence through the increased voting power. After the restructuring of GOOAGOO and further investment of the Group in 2019, all the equity interests of the GOOAGOO were repurchased and the Group had approximately 20% equity interest of Beijing Data Driven Technology Co., Ltd (“Data Driven”), a domestic subsidiary of GOOAGOO in China. The Group recognized investment loss of RMB1 (unaudited) and RMB0.5 in income (loss) from equity method investments for the three months ended March 31, 2019 and 2020, respectively.

In February 2019, Deutsche Hospitality acquired 51% of the shares in Zleep Hotels A/S (“Zleep”), a hotel brand in Scandinavia. The Group’s interest in Zleep is accounted for using the equity method in the consolidated financial statements because the Group has joint control only in the business and finance decisions due to voting right restrictions. The Group recognized investment loss of RMB6 in income (loss) from equity method investments for the three months ended March 31, 2020.

Other investments included several insignificant equity investments in certain privately-held companies.

Available-for-sale debt securities:

In September 2017, the Group invested in Shanghai CREATER Industrial Co., Ltd. (“CREATER”), a staged office space company in China, for two-year convertible notes amounted RMB100 with an interest rate of 10% per year. The convertible notes with equity pledge are convertible upon satisfaction of certain conditions or at the option of the Group to ordinary shares in the last month before the expiration. The convertible notes were recorded as available-for-sale debt securities and were redeemed on maturity in 2019.

8.             GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2019 and for the three months ended March 31, 2020 were as follows:

	Gross Amount	Accumulated Impairment Loss	Net Amount

Balance at January 1, 2019	2,634	(4)	2,630
Increase in goodwill related to acquisitions	27	—	27
Balance at December 31, 2019	2,661	(4)	2,657
Increase in goodwill related to acquisitions	2,682	—	2,682
Balance at March 31, 2020	5,343	(4)	5,339

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

8.              GOODWILL - continued

After the acquisition of DH, the goodwill by reporting units as of March 31, 2020 was as follows:

	Legacy Huazhu(1)	Legacy DH(2)	Total
Goodwill as of December 31, 2019	2,657	—	2,657
Goodwill as of March 31, 2020	2,657	2,682	5,339

(1) Amounts for the legacy Huazhu reporting unit include gross carrying values of RMB2,661 as of December 31, 2019 and March 31, 2020, respectively, and accumulated impairment losses of RMB4 as of December 31, 2019 and March 31, 2020.

(2) Before the acquisition of DH, all the goodwill is allocated to one reporting unit legacy Huazhu. There were no accumulated impairment losses for the legacy DH reporting unit as of March 31, 2020.

9.             DEBT

The short-term and long-term debt as of December 31, 2019, and March 31, 2020 were as follows:

	As of December 31,	As of March 31,
	2019	2020

Short-term debt:
Long-term bank borrowings, current portion	3,953	469
Short-term bank borrowings	1,256	1,965
Convertible senior notes, current portion	3,290	3,348
Total	8,499	5,782

Long-term debt:
Long-term bank borrowings, non-current portion	8,084	7,671
Convertible senior notes, non-current portion	—	—
FF&E liability	—	120
Others	—	19
Total	8,084	7,810

Bank borrowings

In May 2017, the Group entered into an US$250 million term facility and US$250 million revolving credit facility agreement with several banks. The US$250 million revolving credit facility is available for 35 months after the date of the agreement. The interest rate on the loan is LIBOR plus 1.75%. There are some financial covenants including interest coverage ratio, leverage and tangible net worth related to this facility and the Group was in compliance as of December 31, 2019. The Group had drawn down US$250 million under the term facility agreement in 2017 and repaid nil in 2017, 2018 and 2019. For revolving credit facility agreement, the Group had drawn down total US$250 million, US$370 million, and US$755 million in succession under the revolving facility agreement and repaid US$250 million, US$120 million and US$755 million in 2017, 2018 and 2019 respectively. The weighted average interest rate of borrowings drawn under this agreement was 3.04%, 3.93% and 4.24% for the years ended December 31, 2017, 2018 and 2019 respectively. The Group had repaid all the bank borrowings under term facility and revolving facility on January 2, 2020.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

9.              DEBT - continued

Bank borrowings - continued

In February 2018, the Group entered into a three-year term facility agreement under which the Group can borrow up to EUR260 million within 30 London business days. The interest rate on the loan for each interest period is the aggregate of the applicable EURIBOR and a spread of 1.70%. The Group had pledged 13,092,112 shares of Accor the Group acquired from open market in 2017 and 2018 as collateral. The loan contains certain financial covenants including debt ratio and the value of pledged shares and the Group was in compliance as of December 31, 2018 and 2019. The Group had drawn down EUR241 million in 2018 under the term facility agreement and repaid EUR193 million and EUR48 million in 2019 and February 2020 with all shares of Accor released from pledge. The weighted average interest rate of borrowings drawn under this agreement was 1.70% for the year ended December 31, 2018 and 2019 and first quarter ended March 31, 2020.

In March 2019, the Group entered into a five-year RMB1,190 bank loan contract expiring in March 2024. The interest rate resets every six months, and is based on the People’s Bank of China five-year benchmark interest rate on the pricing date. The loan contains certain financial covenants including interest coverage ratio and net tangible assets and the Group was in compliance as of December 31, 2019. On June 30, 2020, the Group obtained an exemption approval for the RMB1,190 long-term credit facility, providing that with satisfaction of amended covenants, the original financial covenants of interest coverage ratio will not be applicable until the six-month period ending June 30, 2021. The amended covenants include borrowings, EBITDA and cash dividend distribution limitation related to this facility. The Group is and expects to be able to remain fully in compliance with the amended covenants; The Group had repaid RMB89 and RMB89 in 2019 and March 2020 in accordance with the agreed repayment schedule. The weighted average interest rate of borrowings drawn under this agreement was 4.75% for the year ended December 31, 2019 and three months ended March 31, 2020.

In October 2019, the Group entered into a one-year term facility agreement under which the Group can borrow up to US$180 million within two months secured by deposit at least equal to loan facility amount with accrued interest and any cost. The interest rate was fixed at 2.52%. The Group had drawn down US$180 million under this agreement with US$185 million deposit in 2019 and repaid nil in 2019 and the first three months in 2020.

In December 2019, the Group entered into a EUR440 million term facility and US$500 million revolving credit facility agreement with several banks. The US$500 million revolving credit facility is available for 35 months after the date of the agreement. The interest rate on the loan for each interest period is the aggregate of the applicable Margin and LIBOR or EURIBOR in relation to any loan in EUR. The Margin for each loan depends on the applicable leverage range, generally means 2.0% per annum. There are some financial covenants including interest coverage ratio, leverage and book equity related to this facility and the Group was in compliance as of December 31, 2019.  On April 17, 2020, the Group obtained an exemption approval for the EUR440 million and US$500 million long-term credit facility, providing that with satisfaction of amended covenants, the original financial covenants will not be applicable until the six-month period ending June 30, 2021. The amended covenants includes book equity, borrowings, EBITDA and minimum cash related to this facility. The Group is and expects to be able to remain fully in compliance with the amended covenants. The Group had drawn down EUR440 million and US$500 million as of December 31,2019 under the facility agreement and repaid nil in 2019 and the first three months in 2020. The weighted average interest rate of borrowings drawn under this agreement was 2.86% and 2.92% for the year ended December 31, 2019 and three months ended March 31, 2020 respectively. The Group repaid US$300 million under revolving credit facility of US$500 million in May 2020.

During the three months ended March 31, 2020, the Group raised short-term bank borrowings amounted to RMB800 from several banks to supplement its working capital. As of March 31, 2020, among which, RMB112 was repaid.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

9.              DEBT - continued

FF&E Liability

The group entered into several contracts with lessors to install furniture, fixtures and equipment (“FF&E”) in various leased hotels prior to the respective commencement date. Those transactions are classified as “failed” sale and leaseback transactions, as the control of the furniture, fixtures and equipment does not transfer to the lessor. Consequently, the received consideration from the lessor is accounted for as a liability. The current maturities and long-term portions of FF&E liability are recorded in accrued expenses and other current liabilities and long-term debt, respectively.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

9.              DEBT - continued

Debt Maturities

The contractual maturities of the Group’s long-term debt as of March 31, 2020 were as follows:

Principle Amounts

Within one year	5,799
Between 1 to 2 years	2,74
Between 2 to 3 years	7,288
Between 3 to 4 years	319
Between 4 to 5 years	16
Beyond 5 years	47
Total	13,743

10.      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,	As of March 31,
	2019	2020

Payable to franchisees	1,028	331
Other payables	394	386
Accrued rental, utilities and other accrued expenses	133	304
Liabilities related to customer loyalty program	110	107
Value-added tax, other tax and surcharge payables	90	108
Payable to noncontrolling interest holders	85	83
Payable for business acquisitions	16	11
Total	1,856	1,330

From time to time, the Group receives cash advances from noncontrolling interest holders of hotels that are not wholly owned by the Group. Such advances are non-interest bearing and are payable within one year. Payable to franchisees mainly represents room charges received on behalf of franchisees and are payable within one year.

11.      HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased and owned hotels, manachised and franchised hotels and consist of the following:

	Three Months Ended March 31,
	2019	2020
	(Unaudited)

Rents	651	866
Utilities	129	132
Personnel costs	446	643
Depreciation and amortization	223	311
Consumable, food and beverage	174	191
Others	112	234
Total	1,735	2,377

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

12.      PRE-OPENING EXPENSES

The Group expenses all costs incurred in connection with start-up activities, including pre-operating costs associated with new hotel facilities and costs incurred with the formation of the subsidiaries, such as organization costs. Pre-opening expenses primarily include rental expenses and employee costs incurred during the hotel pre-opening period.

	Three Months Ended March 31,
	2019	2020
	(Unaudited)
Rents	97	99
Personnel costs	3	4
Others	4	8
Total	104	111

13.      SHARE-BASED COMPENSATION

In February 2007, the Group adopted the 2007 Global Share Plan which allows the Group to offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”). Under the 2007 Global Share Plan, the Group may issue incentive awards to the Participants to purchase not more than 10,000,000 ordinary shares. In June 2007, the Group adopted the 2008 Global Share Plan which allows the Group to offer incentive awards to Participants to purchase up to 3,000,000 ordinary shares. In October 2008, the Group increased the maximum number of incentive awards available under the 2008 Global Share Plan to 7,000,000. In September 2009, the Group adopted the 2009 Share Incentive Plan which allows the Group to offer incentive awards to Participants. Under the 2009 Share Incentive Plan, the Group may issue incentive awards to purchase up to 3,000,000 ordinary shares. In August 2010, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 15,000,000. In March 2015, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 43,000,000. The 2007 and 2008 Global Share Plans and 2009 Share Incentive Plan (collectively, the “Incentive Award Plans”) contain the same terms and conditions. The incentive awards granted under the Incentive Award Plans typically have a maximum life of ten years and vest in typical ways as listed below:

a.)            Vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years;

b.)            Vest over a period of ten years in equal yearly installments;

As of March 31, 2020, the Group had granted 24,577,669 options and 24,382,569 nonvested restricted stocks, which were subject to adjustment on performance condition.

Share options

No share options were granted during the year 2019 and the three months ended March 31, 2020.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

13.       SHARE-BASED COMPENSATION - continued

The following table summarized the Group’s share option activity under the option plans:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	Years	US$’million

Share options outstanding at January 1, 2020	47,632	4.95
Forfeited	(1,000)	1.53
Exercised	(1,436)	4.44
Share options outstanding at March 31, 2020	45,196	5.05	0.80	1
Share options vested or expected to vest at March 31, 2020	45,196	5.05	0.80	1
Share options exercisable at March 31, 2020	45,196	5.05	0.80	1

As of March 31, 2020, total unrecognized compensation expense related to the option arrangements was nil.

During the three months ended March 31, 2019 and 2020, 213,575 (unaudited) and 1,436 options were exercised with an aggregate intrinsic value of RMB57 (unaudited) and RMB0.2 respectively.

Nonvested restricted stocks

The fair value of nonvested restricted stock with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

For the three months ended March 31, 2019 and 2020 the Group granted nil nonvested restricted stocks, respectively to senior officers and managers, each was in ten tranches with performance conditions. Each tranche is accounted for as a separate award with the same grant date, its own service inception date and requisite service period. The share-based compensation cost is recognized for each vesting tranche during the respective service period based on the estimated performance conditions at the service inception date. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the second anniversary of the vesting commencement date with the remaining 50% vesting ratably over the following two years.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

13.       SHARE-BASED COMPENSATION - continued

The following table summarized the Group’s nonvested restricted stock activity in three months ended March 31, 2020.

	Number of Restricted Stocks	Weighted Average Grant Date Fair Value
		US$

Nonvested restricted stocks outstanding at January 1, 2020	10,245,390	9.87

Granted	232,286	26.61
Forfeited	(62,372)	27.26
Vested	(526,181)	9.04
Adjusted for performance conditions	(259,298)	4.93
Nonvested restricted stocks outstanding at March 31, 2020	9,629,825	10.34
Expect to vest as of March 31, 2020	8,548,416

As of March 31, 2020, there was RMB623 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted stocks, which is expected to be recognized over a weighted-average period of 3.63 years.

The total fair value of nonvested restricted stocks vested for the three months ended March 31, 2019 and 2020 was RMB152 (unaudited) and RMB115 respectively.

14.      EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted earnings (losses) per share for the years indicated:

	Three Months Ended March 31,
	2019	2020
	(Unaudited)
Net income (loss) attributable to ordinary shareholders — basic	106	(2,135)
Net income (loss) attributable to ordinary shareholders — diluted	106	(2,135)
Weighted average ordinary shares outstanding — basic	283,251,520	286,013,704
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	10,198,469	—
Weighted average ordinary shares outstanding — diluted	293,449,989	286,013,704
Basic earnings(loss) per share	0.37	(7.46)
Diluted earnings(loss) per share	0.36	(7.46)

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

14.      EARNINGS (LOSSES) PER SHARE - continued

For the three months ended March 31, 2019 and 2020, the Group had securities which could potentially dilute basic earnings(loss) per share in the future, but which were excluded from the computation of diluted earnings(loss) per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Three Months Ended March 31,
	2019	2020
	(Unaudited)
Outstanding employee options and nonvested restricted stocks	—	9,656,346
Shares of convertible senior notes	10,607,225	10,697,713
Total	10,607,225	20,354,059

15.      Cash Dividend

On December 13, 2018, the Group approved and declared a cash dividend of US$0.34 per ordinary share on its outstanding shares as of the close of trading on January 2, 2019. Such dividend of RMB658 was recorded as dividends payable as of December 31, 2018, and fully paid in January 2019.

In November 2019, the Group approved a cash dividend in the total amount of approximately US$100 million on its outstanding shares as of the close of trading on January 10, 2020. Such dividend of RMB678 was recorded as dividends payable as of December 31, 2019, and fully paid in February 2020.

The Group does not plan to distribute cash dividends to its shareholders in 2020.

16.      LEASES

The Group’s leases mainly related to building and the rights to use the land. The total expense related to short-term leases were insignificant for the three months ended March 31, 2019 and 2020, and sublease income of the Group which is recognized in revenues in the consolidated statements of comprehensive income (loss) were RMB29 (unaudited) and RMB32 for the three months ended March 31, 2019 and 2020 respectively.

A summary of supplemental information related to leases for the three months ended March 31, 2020 is as follows:

	Period Ended March 31, 2019	Period Ended March 31, 2020
	(Unaudited)
Lease cost:
Operating fixed lease cost	752	943
Finance lease cost
-Amotization of ROU assets	—	17
-Interest on lease liabilities	—	22
Short term lease cost	—	0
Variable lease cost	1	37
Total lease cost	753	1,019

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

16.      LEASES

	As of December 31, 2019	As of March 31, 2020
Weighted average remaining lease term
Operating leases	11 years	14 years
Finance leases	—	29 years
Weighted average discount rate
Operating leases	7.34%	6.24%
Finance leases	—	3.95%

Lease expense for all the Group’s leases (including fixed lease cost, variable lease cost and short-term lease cost) for three months ended March 31, 2019 and 2020 were RMB753 (unaudited) and RMB1,019 respectively.

As of March 31, 2020, the maturities of lease liabilities in accordance with ASC 842 in each of the next five years and thereafter are as follows:

	Total Operating Leases	Total Finance Leases
Within 1 year	4,064	93
Between 1 to 2 years	3,843	117
Between 2 to 3 years	3,728	126
Between 3 to 4 years	3,653	128
Between 4 to 5 years	3,500	129
Beyond 5 years	27,116	3,177
Total minimum lease payments	45,904	3,770
Less: amount representing interest	(14,898)	(1,579)
Present value of minimum lease payments	31,006	2,191

As of March 31, 2020, the Group has entered 32 lease contracts whose leases have not yet commenced and the Group expects to account for them as operating or finance leases. The future undiscounted lease payments for these non-cancellable lease contracts are RMB8,329, which is not reflected in the consolidated balance sheets.

As of December 31, 2019, the maturities of lease liabilities in accordance with ASC 842 in each of the next five years and thereafter disclosed in 2019 FORM 20F were as follows:

Year Ending December 31,	Total Operating Leases
2020	3,236
2021	3,231
2022	3,157
2023	3,031
2024	2,921
Thereafter	18,077
Total minimum lease payments	33,653
Less: amount representing interest	(11,598)
Present value of minimum lease payments	22,055

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

17.      INCOME TAXES

The Group is subject to different income tax rates in various countries and jurisdictions under laws and relevant interpretations depending on the place of formation. Under the current laws of the Cayman Islands, the British Virgin Islands and Seychelles, companies are not subject to tax on income or capital gain. Under the current laws of Singapore, companies are subject to Singapore corporate income tax at a rate of 17%. Under the current laws of Germany, companies are subject to income tax at a standard rate of 15% (15.825% including solidarity surcharge), plus municipal trade tax of 7%-17%. Companies established in Japan are subject to Japan corporate income tax at a rate of 23.2% (30%-34% including local taxes). Companies established in Hong Kong are subject to Hong Kong profit tax at a two-tier profits tax rate regime applies: 8.25% for corporations on the first HKD 2 million of assessable profits, and 16.5% for corporations on the remainder of assessable profits. Companies established in Taiwan are subject to Taiwan corporate income tax at a rate of 20%.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%, and the industries and projects that are encouraged and supported by the State may enjoy tax preferential treatment. Jizhu Information and Technology (Shanghai) Co., Ltd. (“Jizhu Shanghai”), which once called Mengguang Information and Technology (Shanghai) Co., Ltd, is a recognized software development entity located in Shanghai of PRC. Jizhu Shanghai is entitled to a two-year exemption and three-year 50% reduction tax holiday starting from the first profit making year after absorbing all prior years’ tax losses, and has entered into the first tax profitable year in 2014. Therefore, it applied tax exemption from 2014 to 2015, and tax rate of 12.5% from 2016 to 2018. In November 2018, Jizhu Shanghai was qualified as high and new tech enterprise, resulting Jizhu Shanghai subject to a reduced tax rate of 15% in 2019 and 2020. Mengguang Information and Technology (Jiangsu) Co., Ltd. (“Jiangsu Mengguang”), is qualified as high and new tech enterprise, resulting Jiangsu Mengguang subject to a reduced tax rate of 15% in 2019, 2020 and 2021.

Income (loss) before income taxes consists of:

	Three Months Ended March 31,
	2019	2020
	(Unaudited)

PRC including Hong Kong and Taiwan	338	(1,819)
Germany	—	(181)
Other	(175)	(128)
Total	163	(2,128)

Tax expense benefit is comprised of the following:

	Three Months Ended March 31,
	2019	2020
	(Unaudited)

Current Tax	53	19
Deferred Tax	(22)	(49)
Total	31	(30)

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

17.      INCOME TAXES - continued

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Three Months Ended March 31,
	2019	2020
	(Unaudited)
PRC statutory tax rate	25%	25%
Tax effect of non-deductible expenses and non-taxable income in determining taxable profit	1%	(13)%
Effect of different tax rate of group entities operating in other jurisdictions	4%	(3)%
Effect of change in valuation allowance	2%	(9)%
Effect of tax holiday	(1)%	1%
Effect of cash dividends	2%	—
Effect of excess tax benefit of rewards	(14)%	—
Effective tax rate	19%	1%

The aggregate amount and per share effect of the tax holidays are as follows:

	Three Months Ended March 31,
	2019	2020
	(Unaudited)

Aggregate amount	32	28
Per share effect—basic	0.11	0.10
Per share effect—diluted	0.11	0.10

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2019 and March 31, 2020 are as follows:

	As of December 31,	As of March 31,
	2019	2020

Deferred tax assets:
Net loss carryforward	243	787
Deferred revenue	260	77
Long-term assets	125	174
Bad debt provision	7	9
Accrued payroll	23	32
Other accrued expenses	19	3
Share-based compensation	23	23
Others	0	—
Valuation allowance	(152)	(346)
Total deferred tax assets	548	759
Deferred tax liabilities:
Fair value adjustment for Building, land use rights and identified intangible assets due to acquisition	449	1,726
Others	42	61
Total deferred tax liabilities	491	1,787

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

17.      INCOME TAXES - continued

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law. Movement of the valuation allowance is as follows:

	Year Ended December 31,	Three Months Ended March 31,
	2019	2020

Balance at the beginning of the year/period	(107)	(152)
Provided	(79)	(206)
Reversed	24	12
Written off	10	—
Balance at the end of the year/period	(152)	(346)

As of March 31, 2020, the Group’s PRC subsidiaries had tax loss carryforwards of RMB939, which will expire between 2020 and 2024 if not used, and RMB1,819, which will expire between 2020 and 2027 if not used. The Germany Companies had tax loss carry forwards of RMB181, which can be offset in the future without anytime restriction.

The Group determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit based solely on the technical merits of the position. At December 31, 2019, and March 31, 2020, the Group had recorded liabilities for uncertain tax benefit of approximately RMB18 and RMB38 associated with the interests on intercompany loans, respectively. No interest or penalty expense was recorded for the three months ended March 31, 2019 (unaudited) and 2020. The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

	Year Ended December 31,	Three Months Ended March 31,
	2019	2020

Balance at January 1	14	18
Addition for tax positions	4	20
Balance at December 31	18	38

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB0.1 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2016 through 2020 on non-transfer pricing matters, and from 2011 through 2020 on transfer pricing matters. Generally, the statute of limitations for the assessment and collection of taxes is four years. The four year period usually starts at the end of the year in which the tax return is filed. If no tax return is filed, the statute of limitations starts with the end of the third year following the year in which the tax arose. Extended limitations of 5 and 10 years will apply in the event of tax evasion or tax fraud. The statute of limitations may be suspended for a variety of reasons, for example, appeal of assessment by taxpayers, announcement or start of a tax audit, obvious mistake in tax assessment, etc.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

18.      EMPLOYEE BENEFIT PLANS

a.              Defined Benefit Plans

Retirement benefit obligation result all from the German pension plan after the completion of the acquisition of DH as this pension plan is the most significant defined benefit plan in the Group.

The Group is required to recognize the funded status of the pension plan, which is the difference between the fair value of plan assets and projected benefit obligations, in the consolidated balance sheets and make corresponding adjustments for changes in the value through accumulated other comprehensive income(loss), net of taxes.

The following table presents the projected benefit obligation, fair value of plan assets, funded status and accumulated benefit obligation for the plans during three months ended March 31, 2020:

Three Months Ended March 31, 2020
Change in Projected Benefit Obligation:
Begin of period	147
Current service cost	2
Interest cost	0
Contributions by plan participants	0
Actuarial loss (gain)	(6)
Foreign currency translation	0
Curtailments	(2)
Administrative Expenses, Taxes and Premiums Paid	(0)
Benefits paid	(2)
End of period	139

Three Months Ended March 31, 2020
Change in Plan Assets:
Begin of period	32
Actual return on plan assets	(3)
Exchange differences	0
Employer contributions	2
Benefits paid	(2)
Other economic events	(23)
End of period	6
Excess of defined benefit obligation over the fair value of plan assets	133
Accumulated benefit obligation	139

Amounts recognized in the consolidated balance sheets consisted of the following:

As of March 31, 2020
Salary and welfare payables	7
Retirement benefit obligation	126
Liability in the balance sheet	133

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

18.      EMPLOYEE BENEFIT PLANS - continued

a.     Defined Benefit Plans - continued

Amounts recognized in accumulated other comprehensive income consisted of the following:

Three Months Ended March 31, 2020

Net actuarial gain (loss)	3
Net amount recognized	3

The net periodic pension cost (credit) and the estimated unrecognized prior service cost and net loss that will be amortized into net periodic pension cost (credit) during the period ended March 31, 2020 is immaterial.

The principal actuarial assumptions used were as follows:

As of March 31, 2020
Discount rate- Germany	1.45%
Discount rate- other	0.71%
Inflation rate	1.00%
Future salary increases	1.50%
Future pension increases	1.80%

The investment objectives for the various plans are preservation of capital, current income and long-term growth of capital. All plan assets are managed by outside investment managers. Asset allocations are reviewed periodically by the investment managers.

Expected long-term returns on plan assets are determined using historical performance for debt and equity securities held by our plans, actual performance of plan assets and current and expected market conditions. Expected returns are formulated based on the target asset allocation. The target asset allocation for the plan, as a percentage of total plan assets, as of March 31, was 23 percent in funds that invest in equity securities and 34 percent in funds that invest in debt securities.

The following tables present the fair value hierarchy of total plan assets measured at fair value by asset category as of March 31, 2020:

As of March 31, 2020
Level 1
Equity funds	1
Bond funds	2
Property	2
Other	1
Total	6

The Group expects to contribute approximately RMB7 to the plan in 2020.

As of March 31, 2020, the benefits expected to be paid in the year ended December 31, 2020 and 2021 are RMB5 and RMB8, respectively.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

18.      EMPLOYEE BENEFIT PLANS - continued

b.              Defined Contribution Plans

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB94 (unaudited) and RMB96 for the three months ended March 31, 2019 and 2020 respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

Furthermore, the Group pays contribution to governmental and private pension insurance organizations based on legal regulations in some countries out of China. The contributions are recognized as expense and amount RMB20 for three months ended March 31, 2020.

19.      RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of offsetting future losses, enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to RMB604 as of December 31, 2019 and March 31, 2020, respectively. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of RMB2,978 at and March 31, 2020 is considered restricted. As a result of these PRC laws and regulations, as of and March 31, 2020, approximately RMB3,582 is not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

Pursuant to laws applicable to entities incorporated in the Europe, certain subsidiaries of the Group must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include general reserve which is not distributable as cash dividends or other cash disbursements and amounted to RMB7 as of March 31, 2020. In addition, due to restrictions on the distribution of share capital from the Deutsche Hospitality and its subsidiaries, the share capital of RMB5 at March 31, 2020 is considered restricted.

20.      RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

20.      RELATED PARTY TRANSACTIONS AND BALANCES - continued

The following entities are considered to be related parties to the Group. The related parties mainly act as service providers and service recipients to the Group. The Group is not obligated to provide any type of financial support to these related parties.

Related Party	Nature of the Party	Relationship with the Group

Trip.com Group Limited (“Ctrip”)	Online travel services provider	Mr. Qi Ji is a director
Sheen Star Group Limited (“Sheen Star”)	Investment holding company	Equity method investee of the Group, controlled by Mr. Qi Ji
Accor Hotels (“Accor”)	Hotel Group	Shareholder of the Group
China Cjia Group Limited (“Cjia Group”)	Apartment Management Group	Equity method investee of the Group
Shanghai CREATER Industrial Co., Ltd. (“CREATER”)	Staged office space company	Equity method investee of the Group
Shanghai Zhuchuang Enterprise Management Co., Ltd. (“Zhuchuang”)	Staged office space company	Equity method investee of the Group
China Hospitality JV, Ltd. (“China Hospitality JV”)	Property management company	Equity method investee of the Group
Smart Lodging Group (Cayman) Limited(“Smart Lodging”)	Hotel chain	Equity method investee of the Group
Shanghai Lianquan Hotel Management Co., Ltd.(“Lianquan”)	Hotel management company	Equity method investee of the Group
Suzhou Huali Jinshi Construction Decoration Co., Ltd	Building decoration company	Equity method investee of the Group

Shanghai CREATER Industrial Co., Ltd. ceased to be related parties of the Group from August 2019.

(a) Related party balances

Amounts due from related parties were mainly comprised of shareholder loans to Sheen Star, Cjia Group, Zhuchuang and Lianquan, which are short-term and non-trade in nature and mainly payable on demand, and receivable for service fee from Accor, service fee and room charges withheld by Ctrip. The loan to related parties are not expected to be settled prior to the listing.

	As of December 31,	As of March 31,
	2019	2020

Sheen Star	52	52
Zhuchuang	27	27
Ctrip	16	43
Cjia Group	16	20
Accor	1	0
Lianquan	50	53
Others	20	25
Total	182	220

Amounts due to related parties were mainly comprised of payables for brand use fee, reservation fee and other service fee to Ctrip, Accor and Cjia Group, cash received in advance of compensation fee for early termination of service agreement from China Hospitality JV and payables for construction service fee to Huali Jinshi which are short-term in nature and payable on demand. They are all trade nature.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

20.      RELATED PARTY TRANSACTIONS AND BALANCES - continued

(a) Related party balances - continued

	As of December 31,	As of March 31,
	2019	2020

Ctrip	33	26
China Hospitality JV	25	—
Accor	11	12
Cjia Group	17	15
Huali Jinshi	9	20
Others	0	4
Total	95	77

(b) Related party transactions

During the three months ended March 31, 2019 and 2020 significant related party transactions were as follows:

	Three Months Ended March 31,
	2019	2020
	(Unaudited)

Commission expenses to Ctrip	16	6
Lease expenses to Ctrip	4	5
Brand use fee, reservation fee and other related service fee to Accor	4	4
Marketing and training fee from Ctrip	—	38
Service fee from Accor	2	1
Service fee from China Hospitality JV	1	26
Service fee from Sheen Star	1	1
Goods sold and service provided to Cjia Group	7	4
Sublease income from Cjia Group	3	4
Sublease income from Lianquan	—	3
Interest income from Sheen Star	—	0
Interest income from CREATER	3	—
Loan payment to Smart Lodging	20	0

21.       COMMITMENTS AND CONTINGENCIES

(a) Commitments

As of March 31, 2020, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB369, which is expected to be incurred within one year.

By subscription agreement of September 6 and November 29, 2018, Deutsche Hospitality entered into a commitment to purchase ordinary shares in a fund for European hotel real estate of Commerz Real a maximum amount of RMB94. The first payment is planned for September 2020, whereas the investment plan is still not final.

(b) Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of the Group’s business, including lease contract terminations and disputes, and operation beyond scope of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements. As of March 31, 2020, the accrued contingent liability was RMB20.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(RMB in millions, except share and per share data, unless otherwise stated)

22.      SUBSEQUENT EVENTS

In May, 2020, the Group completed an offering of US$500 million in principle amount of convertible senior notes due 2026 (the “Notes”). The Notes bear interest at a rate of 3.00% per year, payable in arrears on May 1 and November 1 of each year, beginning on November 1, 2020. The Notes will mature on May 1, 2026, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The key terms of the Notes are substantially the same as the one issued in 2017.

Pursuant to the pledge agreements the Group entered into in May, 2020, the Group has pledged a number of its subsidiaries’ shares to secure the five-year RMB1,190 bank loan which the Group entered into the agreement in March 2019.

With China normalized epidemic prevention and control, domestic travel is gradually rebuilding with eased travel restrictions and national policy for resuming production and work. As of June 30, 2020, approximately 96% of legacy Huazhu’s hotels (excluding hotels under governmental requisition) had resumed operations with an occupancy rate of approximately 83% in early June 2020.

Since early March 2020, Deutsche Hospitality hotel operations have also been affected by COVID-19 in Europe. In order to contain the spread of COVID-19, local governments ordered a number of our European hotels to be closed. At the end of March 2020, 74% or 85 of hotels of DH hotels were closed. The German government has implemented measures against COVID-19. Due to the German government’s measures and employees’ great efforts, the Group has observed an initial recovery in our hotel operations since May. As of June 30, 2020, 79% of hotels of DH hotels have resumed operations. The Group has also reached out to banks for additional bank facilities to support operations in Europe during this period. As of June 30, 2020, Deutsche Hospitality had obtained credit facilities of EUR45 million, including: (i) a EUR35 million 60-month loan agreement that Deutsche Hospitality entered into in July 2020 (the “EUR35 million Loan”), and (ii) a EUR10 million credit facility expiring on December 15, 2020, under which Deutsche Hospitality may draw down a loan not exceeding 12 months (the “EUR10 million Facility”). During the 60-month, term of EUR35 million Loan, Deutsche Hospitality is prohibited from conducting dividend distribution, equity redemption or other transaction that would result in payments to its shareholder. Deutsche Hospitality will be subject to similar restrictions during the loan term once a loan agreement is entered into under the EUR10 million Facility.

In the second quarter of 2020, Deutsche Hospitality had received commercial insurance compensation for hotel closure of approximately EUR7 million in 2020.